Exhibit 99.1

FENNEC PHARMACEUTICALS ANNOUNCES FIRST QUARTER 2020 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ FDA Set a PDUFA Target Action Date for PEDMARKTM of August 10, 2020 ~

~ Marketing Authorization Application (MAA) Validated by the EMA in February 2020 ~

~ Strengthened its Financial Position Through a Raise of Approximately $32 Million in Net Proceeds ~

~ Commercial Readiness Activities are Underway in the U.S. ~

Research Triangle Park, NC, May 14, 2020 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the first quarter ended March 31, 2020 and provided a business update.

“We continue our strong momentum across our operations throughout early 2020,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals. "Following the recent announcement of regulatory submission in the U.S. in February, we were pleased to have been granted Priority Review and a PDUFA date of August 10, 2020. Further, we continue to make progress on our commercial readiness plan in preparation for the potential launch of PEDMARK, if approved, in the second half of 2020. Finally, we significantly strengthened our balance sheet with an over-subscribed follow-on public offering that will allow us to support the commercial launch of PEDMARK and the potential growth period ahead.”

Investor Events

•	Annual Meeting of Shareholders – Fennec would like to invite all shareholders to attend its Annual General and Special Meeting on Monday, June 22, 2020 at 12 pm EDT, which will be held online by visiting www.virtualshareholdermeeting.com/FENC2020.

Financial Results for the First Quarter 2020

•	Cash Position – Cash and cash equivalents were $9.9 million as of March 31, 2020. The reduction in cash balance is the result of cash used for operating activities including regulatory expenses associated with the regulatory submissions of PEDMARKTM and expenses associated with commercial launch preparation. Subsequent to the closing of Q1 2020, the Company raised approximately $32 million in net proceeds through a public offering of common stock in May 2020. The Company has no funded debt.
•	Research and Development (R&D) Expenses – R&D expenses were $1.4 million for the first quarter ended March 31, 2020, compared to $1.7 million for the same period in 2019. The Company completed a significant part of the activities needed for regulatory approval of PEDMARKTM during the quarter.

•	General and Administrative (G&A) Expenses – G&A expenses for the first quarter ended March 31, 2020, increased by $1.4 million over the same period in 2019, reflecting the Company’s focus on commercializing PEDMARKTM. The increase in G&A was primarily due to commercialization readiness activities during the quarter along with increased headcount and non-cash equity compensation.
•	Net Loss – Net loss for the quarter ended March 31, 2020 was $3.8 million ($0.19 per share), compared to $2.6 million ($0.13 per share) for the same period in 2019.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended March 31, 2020 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2020	2019

Revenue	$-	$-

Operating expenses:
Research and development	1,393	1,671
General and administrative	2,442	1,009

Loss from operations	(3,835)	(2,680)

Other (expense)/income
Amortization expense	(17)	(12)
Other loss	(9)	-
Net interest income	35	66
Total other income, net	9	54

Net (loss)	$(3,826)	$(2,626)

Basic net (loss) per common share	$(0.19)	$(0.13)

Diluted net (loss) per common share	$(0.19)	$(0.13)

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	Unaudited March 31, 2020	Audited December 31, 2019
Assets
Cash and cash equivalents	$9,901	$13,650
Other current assets	222	234
Non-current assets, net	245	262
Total Assets	$10,368	$14,146

Liabilities and stockholders’ equity
Current liabilities	$1,907	$2,271
Total stockholders’ equity	8,461	11,875
Total liabilities and stockholders’ equity	$10,368	$14,146

Working Capital	Fiscal Year Ended
Selected Asset and Liability Data:	March 31, 2020	December 31, 2019
(U.S. Dollars in thousands)
Cash and cash equivalents	$9,901	$13,650
Other current assets	222	234
Current liabilities	(1,907)	(2,271)
Working capital	$8,216	$11,613

Selected Equity:
Common stock & APIC	$155,075	$154,663
Accumulated deficit	(147,857)	(144,031)
Stockholders’ equity	8,461	11,875

About PEDMARK™

Cisplatin and other platinum compounds are essential chemotherapeutic agents for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity, or hearing loss, which is permanent, irreversible and particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe, it is estimated that, annually, over 10,000 children may receive platinum-based chemotherapy.  The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

The FDA has accepted for filing the Company’s New Drug Application (NDA) for PEDMARK™ and has granted Priority Review. The Marketing Authorization Application (MAA) for sodium thiosulfate (tradename to be determined) is currently under evaluation by the European Medicines Agency (EMA).  PEDMARK has received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018, and a Prescription Drug User Fee Act (PDUFA) Target Action Date of August 10, 2020

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development of PEDMARK™ for the prevention of platinum-induced ototoxicity in pediatric patients.   Further, PEDMARK has received Orphan Drug Designation in the U.S. for this potential use. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans.  For more information, please visit www.fennecpharma.com

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks as unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s product will not be as large as expected, the Company’s product will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2019. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Investors:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

(919) 636-5144

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com